King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: 404/572-4600 Fax: 404/572-5100
Alan J. Prince Direct Dial: 404/572-3595 Direct Fax: 404/572-5133 APrince@kslaw.com

May 19, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Attorney-Advisor

Re:	FleetCor Technologies, Inc.
Registration Statement on Form S-1
Filed April 15, 2010
File No. 333-166092

Dear Mr. Orlic:

On behalf of FleetCor Technologies, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) the following:

•	Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-166092) (the “Registration Statement”), together with the exhibits thereto; and

•	Amendment No. 1, without exhibits, marked to show changes from the Registration Statement filed on April 15, 2010 (the “Original Registration Statement”).

We are responding to the Staff’s comments contained in its letter, dated May 12, 2010. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Securities and Exchange Commission

May 19, 2010

General

1. Please update your financial statements through March 31, 2010. Refer to Rule 3-12(a) of Regulation S-X.

Response: The Company has updated its financial statements through March 31, 2010 in Amendment No. 1.

2. It does not appear you have included all of the disclosures required by our recent amendments to Regulation S-K. Please revise your filing to include the disclosure in response to Item 401(e). In addition, please advise us of the basis for your conclusion that disclosure of the information in answer to Item 402(s) is not necessary. Refer to SEC Release No. 34-61175.

Response: The Company has revised its disclosure on page 89 of Amendment No. 1 in response to Item 401(e) of Regulation S-K. With respect to Item 402(s) of Regulation S-K, the Company advises the Staff that it is in the process of conducting a risk assessment of its compensation policies and programs for employees, including those relating to executive compensation, to determine whether any of these policies or programs could create risks that are reasonably likely to have a material adverse effect on the Company. The Company will update its disclosure or advise the Staff, as necessary, following the completion of this review.

3. Please specifically disclose the factual basis for and the context of your following beliefs and opinions set forth in the registration statement:

Response: The Company advises the Staff that it has the following factual basis for each of the beliefs cited by the Staff and has revised its disclosure in Amendment No. 1, as indicated below:

•	FleetCor is a leading independent global provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers.

Response: The Company believes that it is a leading independent global provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers based on its number of accounts served, number of employees and number of cards in use—which are similar to, or compare favorably with, three other independent fleet card providers that it believes are commonly recognized as industry leaders. In addition, the Company has comparable revenue to the other public independent fleet card provider. The Company based its comparison on publicly available information, information obtained from industry participants during the normal course of business and its general industry knowledge. In addition, the Company serves commercial accounts in 18 countries in North America, Europe, Africa and Asia. The disclosure on page 75 of Amendment No. 1 has been revised to provide further context for this statement.

Securities and Exchange Commission

May 19, 2010

•

The fleet card industry is positioned for further consolidation because it is served by a fragmented group of suppliers, few with the size and scale to adequately invest to keep pace with industry advancements.

Response: The Company believes that the fleet card industry is positioned for further consolidation in part based on the large number of unrelated fleet card issuers that operate various payment programs and issue fleet cards. For example, the Company manages commercial fleet card programs for over 800 petroleum marketers, as disclosed on pages 1 and 71 of Amendment No. 1. Based on the Company’s knowledge of the industry, business relationships and experience, it believes that large independent fleet card providers will seek to manage or acquire the commercial account portfolios of these fleet card issuers. The Company advises the Staff that a discussion of these industry characteristics was also previously disclosed by the Company on page 74 of Amendment No. 1. For example, the Company previously noted that it believes there is a significant amount of aging technology, legacy systems and dated business practices within the fleet card industry, which will benefit large scale vendors with advanced technology platforms and drive consolidation. In light of this explanation and prior disclosure, the Company advises the Staff that it believes no additional disclosure is necessary in the Registration Statement in response to this comment.

•	There will be an increasingly limited number of vendors that can serve the fleet card market effectively and even fewer with the ability to provide products and network services on a global scale.

Response: The Company believes that as consolidation occurs in its industry (combined with the industry’s barriers to entry), existing independent fleet card providers will continue to consolidate commercial accounts from the fragmented fleet card issuers, which would lead to a decreasing number of fleet card vendors. In addition, based on the Company’s knowledge of the industry, business relationships and experience, few independent fleet card providers appear to be investing in global operations. The disclosure on page 74 of Amendment No. 1 has been revised to provide further context for this statement.

•	Based on our analysis of data from a variety of sources, we believe small and medium commercial fleets represent our greatest opportunity for growth.

Response: The Company’s analysis of industry reports and information obtained from industry participants during the normal course of business indicates that large commercial fleets are more likely to currently utilize fleet cards than small and medium fleets, indicating less opportunity for growth among large fleets. In addition, based on the Company’s knowledge of the industry, business relationships and experience and industry reports, small and medium commercial fleets present a growth opportunity given their relatively high use of less efficient payment products, such as cash and general purpose credit cards. The disclosure on page 73 of Amendment No. 1 has been revised to provide further context for this statement.

Securities and Exchange Commission

May 19, 2010

•

There is less data available on the Latin American and Asian fleet card markets; however, we believe based on information available to us from a variety of sources, that commercial fleets in these markets will likely represent a significant, long-term growth opportunity.

Response: The Company believes that commercial fleets in Latin America and Asia will likely represent a long-term growth opportunity based on published reports concerning the lower levels of commercial card penetration in these markets. In addition, information made available to the Company in connection with its investigation of potential acquisitions in the Latin American market also suggests that such market is relatively under-penetrated. Further, the Company believes that none of its major independent fleet card competitors currently has a significant presence in these markets. The Company believes the potential for economic growth in these markets, and related increases in transportation spending, combined with the factors described above, represents a long-term growth opportunity. The disclosure on page 73 of Amendment No. 1 has been revised to provide further context for this statement.

•	Based on our analysis of data from several sources, we believe there were approximately 68 million fleet vehicles in 30 European countries in 2007.

Response: The Company derived this estimate by compiling data available from three third-party sources, each of which reports data concerning the number of fleet vehicles in different sets of European countries. The Company has disclosed this estimate as of 2007 because that is the most recent year common to each of these sources. The disclosure on page 73 of Amendment No. 1 has been revised to provide further context for this statement.

Industry and Market Data, page i

4. We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that, while you believe such publications to be reliable, you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise. Further, the inclusion of this disclaimer between the inside cover page and the prospectus summary is inappropriate and should be placed elsewhere in the filing.

Response: The paragraph entitled “Industry and market data” has been revised as requested and moved to page 5 of Amendment No. 1.

Securities and Exchange Commission

May 19, 2010

Industry Background, page 2

5. With respect to third-party statements in your prospectus, such as the data attributed to Packaged Facts and Datamonitor, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your Form S-1. Also, tell us whether you commissioned any of the referenced sources.

Response: The Company advises the Staff that, supplementally with this letter (marked as Exhibit A), it has provided support for each third-party report referenced in Amendment No. 1, marked to denote the applicable portion and cross-referenced to the appropriate location in Amendment No. 1. In addition, the Company advises the Staff that the Company did not commission any of the referenced third-party sources. The Company requests, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, that the Staff return this supplemental information following its review.

Our Growth Strategy

“Pursue growth through strategic acquisitions ...,” page 4

6. We note that you will seek opportunities to increase your customer base through further strategic acquisitions. Please tell whether you are currently in negotiations with respect to any acquisitions.

Response: In the normal course of business, the Company engages in negotiations regarding potential acquisitions. Currently, the Company is in negotiations regarding several acquisitions of varying size. The Company understands and will comply with its obligations under the Commission’s rules and guidance with respect to the disclosure of probable and completed acquisitions and related historical and pro forma financial information.

Selected consolidated financial data, page 34

7. Please add clarification to explain why you do not show any cash and cash equivalents or restricted cash as of December 31, 2005.

Response: The Company advises the Staff that there was no cash and cash equivalents balance on the Company’s balance sheet at December 31, 2005 because the Company had a negative cash balance due to outstanding checks that were classified as accounts payable. Further, at December 31, 2005, the Company did not maintain any restricted cash on its balance sheet. Restricted cash relates to certain of the Company’s foreign operations that were acquired during the year ended December 31, 2006. The disclosure on page 37 of Amendment No. 1 has been revised to clarify.

Securities and Exchange Commission

May 19, 2010

Management’s discussion and analysis of financial condition and results of operations

Results of Operations

Year ended December 31, 2009 compared to the year ended December 31, 2008

North American segment operating income, page 46

8. We note that you disclose the factors that resulted in North American operating income increasing year over year. Please provide additional disclosure to explain why although operating income increased year over year, North American operating margin decreased year over year.

Response: The disclosure on page 49 of Amendment No. 1 has been revised as requested.

Liquidity and capital resources

Cash flows, page 51

9. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please expand your discussion accordingly. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350.

Response: The disclosure on page 59 of Amendment No. 1 has been revised as requested.

Critical Accounting Policies and Estimates

Stock-based compensation, page 57

10. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: The Company advises the Staff that note 5 to the Company’s audited consolidated financial statements discloses the aggregate intrinsic value of all outstanding stock options as of December 31, 2009 based upon the last grant of common stock prior to December 31, 2009, which was valued at $45 per common share. The Company believes this provides sufficient disclosure of the options outstanding and the related aggregate intrinsic value. In addition, the Company has provided additional disclosure in response to the Staff’s requests in connection with comment 11. The Company has also revised the disclosure in “Management’s discussion and analysis of financial condition and results of operations—Stock-based compensation” on page 67 of Amendment No. 1 to disclose the requested information.

Securities and Exchange Commission

May 19, 2010

11. Please revise to disclose the following information related to issuances of equity instruments:

•

Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

•

Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Response: The disclosure on page 67 of Amendment No. 1 has been revised as requested.

12. Consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•

For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

Response: The Company believes its existing disclosure, as supplemented by the revised disclosure provided in response to Staff comments 10 and 11, provides readers of the Company’s financial statements with sufficient information regarding stock-based compensation. In light of this explanation, the Company advises the Staff that it believes no additional disclosure is necessary in the Registration Statement in response to this comment.

Contractual obligations, page 59

13. Please revise this chart to use the periods specified in Item 303(a)(5) of Regulation S-K.

Response: The disclosure on page 70 of Amendment No. 1 has been revised as requested to conform to Item 303(a)(5) of Regulation S-K.

Securities and Exchange Commission

May 19, 2010

Business, page 60

General

14. We note that the top three “strategic relationships” with major oil companies represented in the aggregate approximately 18%, 14% and 13% of your consolidated revenue in 2009, 2008 and 2007, respectively. Please expand your Business section to describe these relationships in greater detail.

Response: The Company advises the Staff that a description of the Company’s strategic relationships with major oil companies is located in the Business section under the heading “Customers and distribution channels”. The Company has also revised its disclosure on page 79 of Amendment No. 1 to provide additional information regarding these relationships.

15. You refer throughout your prospectus to your business with government fleets. Please disclose the extent of this type of business. In this section, please provide the description required by Item 101(c)(1)(ix) of Regulation S-K, if material.

Response: The disclosure on page 79 of Amendment No. 1 has been revised as requested. In addition, the Company acknowledges the requirements of Item 101(c)(1)(ix) of Regulation S-K and notes that the Company does not maintain a material portion of its business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. The Company advises the Staff that the Company does not separately track revenue derived from government fleets and estimates such revenue represents less than 5% of its consolidated revenue for the year ended December 31, 2009.

Industry characteristics provide an attractive growth opportunity, page 62

16. Please avoid the use of industry specific terms that are not self explanatory to a reader that is unfamiliar with your industry or business. For example, describe what is meant by “OTR fleets.”

Response: The disclosure on pages 5, 73, 74, 76 and 77 of Amendment No. 1 has been revised as requested. In addition, the Company further notes to the Staff that it has undertaken to provide clear explanations of industry-specific terms throughout the Registration Statement. For example, the Company refers the Staff to pages 1 and 2 where the terms “closed-loop network” and “level 3 data” are explained to the reader.

Our competitive strengths, page 63

17. You do not appear to have provided a balanced discussion of your competitive strengths and weakness. This section contains no discussion of your competitive disadvantages, and your risk factor on this subject contains generic disclosures that could apply to any issuer. You should include specific negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Securities and Exchange Commission

May 19, 2010

Response: The disclosure on pages 11 and 82 of Amendment No. 1 has been revised as requested.

Technology, page 71

18. We note your statements that you “recognize the importance of state-of-the-art, secure, efficient and reliable technology in our business and have made significant investments in our applications and infrastructure,” and that “In 2009, we spent more than $20 million in capital and operating expenses to operate, protect and enhance our technology and we expect to spend a similar amount in 2010.” Your Business section should include an estimate of the amount spent during each of the last three fiscal years on research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response: The Company acknowledges the requirements of Item 101(c)(1)(xi) of Regulation S-K and notes that the Company does not incur company-sponsored research and development costs as determined in accordance with generally accepted accounting principles. In addition, the Company does not incur material customer-sponsored research costs.

Facilities, page 75

19. It appears you should have filed as exhibits your leases for your headquarters in Georgia and the Czech Republic. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K. Please file these agreements with your next amendment or advise.

Response: The Company acknowledges the requirements of Item 601(b)(10)(ii)(D) of Regulation S-K and has determined that the Company does not maintain any material leases, including the leases for its headquarters in Georgia and the Czech Republic. Each lease represented less than 1.5% of the Company’s aggregate general and administrative expense for the year ended December 31, 2009 and the Company believes that suitable alternative facilities would be available to accommodate its needs, if necessary.

Compensation Discussion and Analysis, page 81

20. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009. For example, we note minimal discussion and analysis of how the Committee determined specific individual increases to base salaries, discretionary bonuses and performance based restricted stock grants. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(l)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Securities and Exchange Commission

May 19, 2010

Response: The Company has revised its compensation discussion and analysis on pages 96, 98 and 100 of Amendment No. 1 as requested.

21. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.

Response: The disclosure on pages 94 and 95 of Amendment No. 1 has been revised as requested.

22. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Clarke’s stock and option awards granted in fiscal 2009 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response: The disclosure on page 95 of Amendment No. 1 has been revised as requested.

Outstanding equity awards at fiscal year-end 2009, page 91

23. Please advise why this chart contains no data.

Response: The disclosure on page 104 of Amendment No. 1 has been revised to complete the table entitled “Outstanding equity awards at fiscal year-end 2009”.

Principal and selling stockholders, page 101

24. Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers.

Response: The Company will confirm that none of the selling stockholders identified in the Registration Statement are broker-dealers or affiliates of broker-dealers.

25. Please disclose any persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Wm. B. Reily & Company, Summit Partners, Bain Capital, Chestnut Hill Fuel, and Advent International. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Securities and Exchange Commission

May 19, 2010

Response: The disclosure on page 116 of Amendment No. 1 has been revised as requested.

Certain Relationships and Related Party Transactions, page 103

26. It appears that you have not filed certain agreements entered into with related parties. For instance, we note your agreements for the sales of Series E Convertible Preferred Stock and the repurchases of stock. Please refer to Item 601(b)(10)(ii)(A) and ensure your next filing includes all applicable related party agreements.

Response: The Company advises the Staff that it has filed with Amendment No. 1 the purchase agreement related to the issuance of the Series E Convertible Preferred Stock. The Company respectfully submits that the filing of agreements related to the repurchases of stock is not required pursuant to Item 601(b)(10) of Regulation S-K, because such agreements were entered into in May 2007 (more than two years prior to the filing of the Registration Statement). The Company acknowledges the Staff’s comment and will file all required exhibits to the Registration Statement.

27. We note from the discussion on page F-51 that you paid Nautic Partners, one of your Series E Convertible Preferred Stockholders and a former majority owner of your common stock, approximately $500,000 annually as a “management fee.” We further note that you derived fee revenue of approximately $526,000 from LEI. Please tell us why these matters have not been disclosed in the related party transaction section and any related agreements filed as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K.

Response: The Company advises the Staff that it has not disclosed the transactions with Nautic Partners and LEI because the Company believes such transactions do not qualify as related party transactions. With respect to the transaction with Nautic Partners, the Company advises the Staff that the Company was not a party to the transaction. Rather, CLC Group, Inc. paid the annual management fee to Nautic Partners. This transaction occurred prior to the acquisition of CLC Group, Inc. by the Company and the transaction did not continue subsequent to the Company’s acquisition of CLC Group, Inc. With respect to the transaction with LEI, the Company advises the Staff that, while the Company continues to derive fee revenue from LEI, LEI has never been a related party of the Company. While Barry Downing, LEI’s minority owner, is a former stockholder and chairman of the board of CLC Group, Inc., Mr. Downing has never held stock of the Company or served as an officer or director of the Company. In addition, Mr. Downing’s relationships with CLC Group, Inc., including his ownership of common stock, and his service on CLC Group, Inc.’s board of directors, terminated at the time of the acquisition of CLC Group, Inc. by the Company. Therefore, the Company respectfully submits that disclosure of the transactions described above and the filing of agreements related thereto are not required by Items 404 and 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

May 19, 2010

28. The disclosure in the section entitled “Loans to chief executive officer” does not appear to comport with similar disclosure appearing on page F-30 in the notes to the financial statements. Please advise, or revise your disclosure.

Response: The Company’s disclosure on page F-30, regarding promissory notes received from purchasers of the Company’s D-2 preferred stock, includes the promissory note from the Company’s chief executive officer described in greater detail on page 120 of Amendment No. 1. The Company advises the Staff that the Series B preferred stock, which is the subject of the chief executive officer’s promissory note (described on page 120), was subsequently reclassified into Series D-2 preferred stock (as referenced on page F-30). The disclosure on pages 120 and F-30 of Amendment No. 1 has been revised to clarify.

29. For each transaction you describe in this section, disclose the name of the related person and the basis on which the person is a related person. Please do not describe transactions in this section which are not with related persons. Refer to Item 404(a) of Regulation S-K.

Response: The disclosure on pages 118, 119 and 120 of Amendment No. 1 has been revised as requested.

30. Please disclose the standards to be applied pursuant to your policies and procedures with respect to transactions with related persons.

Response: The disclosure on page 121 of Amendment No. 1 has been revised as requested.

Where you can find more information, page 125

31. You have disclosed that you file annual, quarterly and current reports and other information with the SEC. Please advise.

Response: The disclosure on page 143 of Amendment No. 1 has been revised to clarify that the Company will file such reports following this offering.

Consolidated balance sheets, page F-3

32. We note you include a pro forma presentation in your historical financial statements. Tell us why you have not shown a pro forma earnings per share on the face of the Income Statements since it appears that the automatic conversion of the preferred shares would result in a material reduction of earnings per share.

Response: The Company advises the Staff that it did not present pro forma earnings per share related to the automatic conversion of all preferred stock into common stock as such shares are included in the diluted earnings per share computations. Detail of the earnings per share calculation is included in Note 15 to the Company’s consolidated financial statements on page F-31, which the Company believes provides sufficient detail of such automatic conversion and its impact on diluted earnings per share. Therefore, the Company did not present a pro forma earnings per share computation.

Securities and Exchange Commission

May 19, 2010

33. Revise your “commitments and contingencies” line item to remove the dashes in the amounts column since the dashes implies that such amounts are zero. Any recorded amounts should be classified within liabilities.

Response: The “commitments and contingencies” line item on page F-3 of Amendment No. 1 has been revised as requested.

Notes to consolidated financial statements

2. Summary of significant accounting policies

Revenue recognition and presentation, page F-7

34. Please expand your revenue recognition policy for the following items:

•

Distinguish your revenue recognition policy between your merchant and network relationships and your customers and partners. That is, explain how each of the four criteria of revenue recognition under SAB 104 are met under these different revenue streams. For example, you discuss on page 37, that from your customers and partners, you derive revenue from a variety of program fees including transaction fees, card fees, network fees and report fees. Your current policy disclosure does not appear to address each of these items.

•	Include disclosure that explains how you applied the guidance in ASC 605-45-05 to your revenue recognition policy.

•

Clarify and discuss if there are any differences in terms of revenue recognition if a transaction is processed on one of your closed-loop networks compared to a transaction processed on a third-party network. For example, we note your discussion of MasterCard interchange fees on page 21.

•	We note your discussion on page 66 of your telematics solution in Europe. It does not appear that you discuss this product offering in your revenue recognition policy.

•

We note the line item deferred revenue in your statement of cash flows. To the extent, that your revisions to your policy do not include a discussion of deferred revenue, provide a discussion of your recognition of deferred revenue.

Response: The Company has revised its revenue recognition footnote and critical accounting policies and estimates on pages F-7, F-8, 63 and 64 of Amendment No. 1 to reflect the Staff’s comments. The Company notes that the revenue from its telematics solution is less than 2% of total revenue and therefore it has not included a discussion of the revenue recognition related to such solution in its revenue recognition policy. Further, the Company’s deferred revenue balance at December 31, 2009 is less than $1 million and therefore the Company has concluded such balance and the related policy were not material to disclose within the revenue recognition policy.

Securities and Exchange Commission

May 19, 2010

Accounts receivable, page F-12

35. Revise to disclose your policy for accounting for accounts receivables that will be sold to the securitization (i.e., held for sale). Indicate how you account for any new “portfolios” purchased as you describe in your footnote on page F-13. In this regard, you should disclose your policy for accounts receivables that are being held for investments (e.g., gross domestic retained receivables). In addition, tell us and disclose how you are presenting these classifications within your statements of cash flows.

Response: To facilitate the Staff’s review of our response to this comment, the Company has separated the components of the Staff’s questions and addressed each separately below. The Company has revised its disclosure to enhance the disclosure related to the accounts receivable securitization facility.

•

“Revise to disclose your policy for accounting for accounts receivables that will be sold to the securitization (i.e., held for sale).” – For accounts receivable that are included in the Company’s securitization program, the Company sells such accounts receivable as they are generated and therefore does not hold receivables that will be sold. As such, there are no accounts receivable at any reporting period that are expected to be sold in the future. Accordingly, no accounts receivable are classified as held for sale on the Company’s balance sheets. In light of this explanation, the Company advises the Staff that it believes no additional disclosure is necessary in the Registration Statement.

•

“Indicate how you account for any new “portfolios” purchased as you describe in your footnote on page F-13. In this regard, you should disclose your policy for accounts receivables that are being held for investments (e.g., gross domestic retained receivables).” – The Company’s gross domestic retained accounts receivable represent domestic accounts receivable that are not included in its accounts receivable securitization program. The Company purchased a portfolio of accounts receivable in 2007 for which a premium was recorded representing the amount paid in excess of the face value at the time of purchase, which resulted in the accounts receivable portfolio being recorded at fair value at the purchase date. The Company has not purchased any accounts receivable portfolios since 2007. This portfolio of accounts receivable was immediately sold into the Company’s accounts receivable securitization program subsequent to the purchase and prior to any reporting period end. In light of this explanation, the Company advises the Staff that it believes no additional disclosure is necessary in the Registration Statement.

•

“In addition, tell us and disclose how you are presenting these classifications within your statements of cash flows.” – The Company classifies its cash inflows and outflows related to the retained interest in securitized accounts receivable within operating cash flows as the Company considers the retained interests as trading securities. The Company has revised its disclosure on page F-13 of Amendment No. 1 to include a description of where such cash flow activity is reported in the statement of cash flows.

Securities and Exchange Commission

May 19, 2010

36. Tell us the nature of the revenue earned on receivables sold to Funding. Indicate whether you recognize revenue as a result of gains on the sale of receivables, services revenues earned, and/or changes in fair value of any residual assets obtained in the securitization of receivables. Identify the securitization activities included in revenue as you indicate in your recent accounting pronouncement note on page F-14. Your response should address how your accounting complies with ASC 860-20-25-1. In addition, tell us what consideration you gave to disclosing your securitization transactions as a critical accounting policy within MD&A.

Response: Prior to the adoption of Accounting Standards Update (“ASU”) No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (formerly Statement of Financial Accounting Standards” (“SFAS” No. 166), on January 1, 2010, the Company recognized approximately $80.3 million of revenue related to receivables sold to Funding within revenues, net during the year ended December 31, 2009. This revenue primarily represents revenue generated on late fees and interest earned. The Company also includes, as a reduction to revenue, $27.2 million of accounts receivable write-offs and interest paid on sold receivables. Due to the short-term nature of the accounts receivable (which turn approximately every 22 days, bear interest and generally have 14-day terms), the Company has determined that the gain on the sale of its accounts receivable is immaterial for separate disclosure and therefore is included within revenues, net. The Company has revised its critical accounting policy disclosure on pages 64 and 65 of Amendment No. 1 to include its policy for accounting for the securitization facility both prior to and upon the adoption of ASU 2009-16.

37. Clarify whether you hold any residual interest or any other asset in the trust/conduit as a credit enhancement. If so, revise your disclosures to discuss your accounting policies for those assets and ensure that such assets are included in your fair value disclosures in note 3 on page F-16.

Response: As disclosed in note 2 on page F-13 of Amendment No. 1, the Company holds a residual interest in the accounts receivable sold into its securitization facility as a form of credit enhancement. The Company has revised its fair value disclosures on page F-15 of Amendment No. 1 to include this residual interest. Further, the Company has updated its disclosure on page F-13 of Amendment No. 1 to disclose that such residual interest is held as a form of credit enhancement and to disclose its accounting policy for the residual interest held. Upon the adoption of ASU No. 2009-19 on January 1, 2010, the Company no longer reports this residual interest as the accounts receivable no longer receive sales treatment.

4. Preferred stock transactions, page F-17

38. Explain why you have no proceeds associated with the September 7, and December 19, 2006 issuances of Series D-4 Preferred Stock. In addition, provide your analysis of whether the Series E Preferred Stock contained a beneficial conversion feature. That is, indicate the fair value of your underlying shares of common stock on April 1, 2009 and the effective conversion rate of your Series E Preferred Stock. See ASC 470-20-30. Further, explain how you will account for the accrued dividends on the shares of Series E Preferred Stock that are convertible into shares of common stock.

Securities and Exchange Commission

May 19, 2010

Response: The Series D-4 preferred stock issued on September 7, 2006 and December 19, 2006, was issued in connection with two stock acquisitions completed in 2006 and, as such, the Company did not receive any proceeds from these issuances. The Series E preferred stock had an issuance price of $30 per share. At the time of issuance, the Series E preferred stock was immediately convertible into common stock on a one-for-one basis. The Company determined that common stock at the time of issuance had a fair value of $25 per share. Therefore, the Company determined at issuance, the Series E preferred stock did not include a beneficial conversion feature. However, the Series E preferred stock includes a contingent beneficial conversion feature upon a “qualified public offering” (as defined in the Company’s Certificate of Incorporation). In the event of a qualified public offering of common stock with an offering price less than $45 per share (such per share amount as adjusted for stock splits, stock dividends and share combinations), each share of Series E preferred stock would be converted into the greater of the quotient derived by dividing (1) $45 by the offering price or (2) the liquidation value of the Series E preferred stock on that date (which equals the initial invested amount of $30 per share of Series E preferred stock plus cumulative dividends on Series E) by the offering price. In the event of a qualified public offering of common stock with an offering price greater than $45 per share, each share of Series E preferred stock would be converted into one share of common stock. Based upon the anticipated timing of the Company’s offering, it expects the offering price will be greater than $45 per share (such per share amount as adjusted for stock splits, stock dividends and share combinations) and therefore it expects the accounting for the Series E accrued dividends will be consistent with the Series D-4 preferred stock in that such dividends will be forgiven upon conversion. The Company has revised its disclosure on page F-17 of Amendment No. 1 to include a description of these Series E conversion rights.

5. Share based compensation, page F-17

39. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

•	the nature and type of stock option or other equity related transaction;

•	the date of grant/issuance;

•	description/name of option or equity holder;

•	the reason for the grant or equity related issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

Securities and Exchange Commission

May 19, 2010

•	the fair value of underlying shares of common stock;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	the total amount of deferred compensation reconciled to your financial statement disclosures;

•	the amount and timing of expense recognition; and

•	indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.).

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response: The Company has supplementally provided with this letter (marked as Exhibit B) the stock-based compensation information requested by this comment.

40. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Response: The disclosure on pages F-20 and F-21 of Amendment No. 1 has been revised as requested.

41. Ensure that you have included all disclosures outlined in ASC 718-10-50. Explain how you used your “historical experience” to estimate the expected volatility. In this regard, since you are not yet a public company, explain how you identified your historical experience. Revise accordingly.

Response: The Company acknowledges the disclosure required by ASC 718-10-50 and the disclosure on page F-19 of Amendment No. 1 has been revised as requested.

6. Acquisitions, page F-20

42. We note that you have determined your customer relationships have a weighted average useful life of 9 to 20 years. Tell us and disclose how you determined that certain of your customer relationships have a useful life of up to 20 years. Refer to ASC 350-30-35-1 through 5.

Securities and Exchange Commission

May 19, 2010

Response: The Company recorded customer relationship intangibles in connection with the purchase price allocations for its Petrol Plus Region (“PPR”) acquisition and the CLC Group, Inc. acquisition.

In order to estimate the useful life of the PPR customer relationship intangibles the Company utilized historical revenue from PPR’s direct and indirect customers for the years ended December 31, 2005 through 2007 and for the six months ended June 30, 2008. The average of the three calculated attrition rates indicated an average remaining useful life for the direct customers of 16 years. The attrition analyses for PPR’s indirect customers indicated annual attrition to be between 0.0% and 0.2%. The annual attrition rates would imply a customer life for the indirect customers longer than 20 years; however, the Company deemed an average remaining useful life of 20 years to be a conservative estimate. The Company believes significant barriers to entry exist in the fleet card industry, in part, given the difficulty in establishing a network of fuel merchants across various geographic markets and the importance of customer recognition. For example, petroleum marketers often determine whether to accept a fleet card vendor’s product based on the size of the vendor’s customer base and customers often value a fleet card vendor’s network size, acceptance and geographic location. Further, the Company determined that it was reasonable to conclude that customer attrition would not increase as a result of the PPR acquisition. The Company believes that historical attrition rates are reasonable estimates for future customer attrition.

With respect to the CLC Group, Inc. customer relationship intangibles, the Company utilized historical revenue by lodging and transportation management customers for the years ended December 31, 2004 through 2008. An analysis of the annual attrition rates for this customer class indicated an average annual attrition rate of 1.4% and a median annual attrition rate of 1.1%. Given the low turnover rates for the lodging and transportation management customers, the Company assumed an average useful life of 20 years. The Company notes that nearly all lodging and transportation management customer revenue is generated by lodging sales. Similar to the Company’s analysis for PPR, the Company believes that a potential competitor would experience difficulty establishing a network of hotels to materially compete with CLC Group, Inc. CLC Group, Inc. has built its network of 17,000 hotels over a 33-year period. CLC Group, Inc. believes that it has established nightly room rates for travelers below those of its competitors by negotiating with individual hotel owners rather than the management of hotel chains. As a result, the Company determined that it was reasonable to conclude that customer attrition would not increase as a result of the CLC Group, Inc. acquisition. The Company believes the historical attrition rates are reasonable estimates for future customer attrition.

The disclosure on page F-10 of Amendment No. 1 has been revised as requested.

43. We note that you identified the trade names and trademarks as indefinite lived assets. Identify the significant components of this asset class and explain why you believe these assets should have an indefinite life.

Securities and Exchange Commission

May 19, 2010

Response: The Company’s indefinite-lived trade names and trademarks relate to the acquisitions of PPR, CLC Group, Inc. and Česká společnost pro platební karty s.r.o. (“CCS”). In considering the useful lives of the PPR trade names and trademarks, the Company determined that both the “Petrol Plus Region” and “Transit Card International” trade names were well-recognized in the industry as representing providers of fleet cards and fuel management services. The Company believes that it is unlikely that another market participant would replace or change PPR’s trade names in the markets they serve given the cost associated with rebranding (e.g., new cards would be issued to all direct customers and signage would be altered at 3,500 sales terminals in the existing merchant network). Currently, the Company does not anticipate replacing the PPR’s trade names because the Company’s other trade names do not maintain significant brand recognition in PPR’s markets (as was the case at the time of acquisition) and the Company would lose brand equity developed as of the acquisition date. Therefore, the Company believes that the remaining useful lives of PPR’s trade names and trademarks are indefinite.

CLC Group, Inc.’s trade names and trademarks (which consist of “Corporate Lodging Consultants, Inc.,” “Corporate Lodging Consultants” and “CLC”) are well-respected and widely recognized in the markets they serve. The Company believes that it is unlikely that another market participant would replace or change the trade names given their level of recognition among CLC Group, Inc.’s vendor network and customers. Further, the Company does not anticipate changing CLC Group, Inc.’s trade names and trademarks. Therefore, the Company believes the remaining useful lives of CLC Group, Inc.’s trade names and trademarks are indefinite.

The Company also recorded an indefinite-lived trade name and trademark in connection with its acquisition of CCS in 2006. CCS is a former government institution, which contributes to the determination that the CCS trade name and trademark are well-recognized in the Czech Republic. As of the date the Company acquired CCS, the Company believes that CCS was the leading fleet card provider in the Czech Republic with over 70% market share as measured by active cards. The Company believes that the CCS trade name and trademark have come to represent exceptional customer service and highly secure transactions and maintain a high level of brand awareness. Currently, the Company anticipates utilizing the CCS trade name and trademark indefinitely. Further, the Company believes that it is unlikely that another market participant would replace this widely-recognized trade name.

Note 17. Financial statements of guarantors, page F-33

44. Please tell us why you are providing condensed consolidating financial statements of the Guarantors and non-Guarantor subsidiaries. If you are providing these financial statements in accordance with Rule 3-10 of Regulation S-X, please provide us with your analysis under that rule.

Response: The Company has removed the condensed consolidating financial statements of the Guarantors and non-Guarantor subsidiaries upon further analysis of Rule 3-10 of Regulation S-X.

Securities and Exchange Commission

May 19, 2010

CLC Group, Inc. financial statements, F-40

45. Please provide us with your analysis that you determined that unaudited interim financial statements for the period ended March 31, 2009 and the corresponding interim period of the preceding year are not required. Refer to Rule 3-05 of Regulation S-X.

Response: The Company has included unaudited condensed consolidated financial statements of CLC Group, Inc. and subsidiaries for the quarters ended March 31, 2009 and 2008 in the Registration Statement beginning on page F-62 of Amendment No. 1.

Recent Sales of Unregistered Securities, page II-3

46. Please identify the specific exemption from registration upon which you relied with respect to each disclosed transaction, and tell us whether a Form D was filed in each instance where you relied on Regulation D.

Response: The disclosure on page II-3 of Amendment No. 1 has been revised as requested. In addition, the Company advises the Staff that, on April 15, 2009, it filed a Form D regarding the issuance of Series E preferred stock on April 1, 2009. This is the only disclosed transaction for which the Company relied on Regulation D.

Index to Exhibits

47. Please file all required exhibits as soon as possible for our review and possible further comment.

Response: The Company acknowledges the Staff’s comment. The Company has filed the majority of the required exhibits with Amendment No. 1 and will file the balance of the required exhibits to the Registration Statement with future amendments.

48. Please advise as to why you have not filed the CLC acquisition agreement as an exhibit to your registration statement.

Response: The Company has filed the CLC Group, Inc. acquisition agreement as an exhibit to Amendment No. 1.

*  *  *  *

Securities and Exchange Commission

May 19, 2010

If we can be of any assistance in explaining these responses or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince
Alan J. Prince

cc:	Michael F. Johnson - Securities and Exchange Commission

Stephen Krikorian - Securities and Exchange Commission

Ryan Rohn - Securities and Exchange Commission

Eric R. Dey - FleetCor Technologies, Inc.

Sean Bowen - FleetCor Technologies, Inc.

Jon R. Harris, Jr. - King & Spalding LLP

Nicholas R. Franz - Ernst & Young LLP

Andrew J. Pitts - Cravath, Swaine & Moore LLP